UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15
                                (Amendment No. 1)

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                 Commission File Number 33-46750
                                                                        --------

                             Ralphs Grocery Company
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             (Exact name of registrant as specified in its charter)


      1100 West Artesia Boulevard, Compton, California 90220 (310) 884-9000
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


      10.45% Senior Notes due 2004; 11% Senior Subordinated Notes due 2005,
             10.25% Senior Subordinated Notes due 2005, 9.00% Senior
                          Subordinated Notes due 2003
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            (Title of each class of securities covered by this Form)


                                      None
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           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g - 4(a)(1)(i)        [    ]      Rule 12h - 3(b)(1)(i)       [ X  ]
    Rule 12g - 4(a)(1)(ii)       [    ]      Rule 12h - 3(b)(1)(ii)      [    ]
    Rule 12g - 4(a)(2)(i)        [    ]      Rule 12h - 3(b)(2)(i)       [    ]
    Rule 12g - 4(a)(2)(ii)       [    ]      Rule 12h - 3(b)(2)(ii)      [    ]
                                             Rule 15d - 6                [    ]

     Approximate number of holders of record of 10.45% Senior Notes due 2004 as of October 23, 1998: 76

     Approximate number of holders of record of 11% Senior Subordinated Notes due 2005 as of October 23, 1998: 277

     Approximate number of holders of record of 10.25% Senior Subordinated Notes due 2002 as of May 28, 1998: 37

     Approximate number of holders of record of 9.00% Senior Subordinated Notes due 2003 as of May 28, 1998: 7

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ralphs Grocery Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: May 26, 1999                 By: ROGER A. COOKE
                                       -----------------------------------------
                                       Roger A. Cooke
                                       Executive Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.